UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
SCHEDULE 13E-3/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

Decade Companies Income Properties   A Limited Partnership
(Name of Subject Company (Issuer))

Decade Companies   A General Partnership (General Partner of the
Issuer)
Decade Companies Income Properties   A Limited Partnership
(Issuer and Offeror)
(Name of Filing Persons)

Limited Partnership Interests
(Title of Class of Securities)

               n/a
(CUSIP Number of Class of Securities)


Michael G. Sweet
Decade Companies Income Properties
250 Patrick Boulevard
Suite 140
Brookfield, Wisconsin 53045-5864

Copy to:
Walter J. Skipper, Esq.
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(Names and addresses of persons authorized to receive notices and communications on behalf of the persons filing statement)

     Check this box is the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          third-party tender offer subject to Rule 14d-1.
               X    issuer tender offer subject to Rule 13e-4.
               X    going-private transaction subject to Rule 13e-3.
          amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: X

SCHEDULE TO/A

     This Final Amendment to Schedule TO/13E-3 is filed by Decade
Companies Income Properties   A Limited Partnership, a limited
partnership organized in the State of Wisconsin (the "Partnership"). This Final Amendment to Schedule TO/13E-3 relates to the offer of the Partnership and Jeffrey L. Keierleber (an affiliate of the Partnership and its General Partner) ("Keierleber), severally and not jointly, to purchase, in the aggregate, up to 7,700 Limited Partnership Interests (the "Interests"), at a price of $895.00 per Interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 8, 2002 (the "Offer to Purchase") and in the related Letter of Acceptance (which together constitute the "Offer"). This Final Amendment reports the final results of the Offer

     The Schedule TO/13E-3 is hereby amended as follows:

               Item 4.        Terms of the Transaction

     Item 4 of the Schedule TO/13E-3 is hereby amended and supplemented to add the following paragraph:

     The Offer expired at 12:00 Midnight, Central Time, on May 10, 2002. Pursuant to the Offer, the Partnership accepted an aggregate of 3,000 Interests at a price of $895.00 per Interest, net to the selling Limited Partners in cash, for an aggregate amount of $2,685,000. Additionally, pursuant to the Offer, Keierleber accepted an aggregate of 2,809.097 Interests at a price of $895.00 per Interest net to the selling Limited Partners in cash, for an aggregate amount of $2,514,141.82. Checks to individual Limited Partners are expected to be mailed on or about May 14, 2002.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to Schedule TO/13E-3 is true, complete and correct.

Date: May 13, 2002

DECADE COMPANIES INCOME PROPERTIES
A Wisconsin Limited Partnership

By:   /s/ Jeffrey L. Keierleber
Name: Jeffrey L. Keierleber
Title: General Partner, Decade Companies - A
Wisconsin Limited Partnership, General Partner of
Decade Companies Income Properties